VIA EDGAR AND COURIER

February 26, 2008

Mr. Jeffrey Gordon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2006; Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-31255

Dear Mr. Gordon:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 20, 2008, concerning WCI Communities, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 19

Impairment of Long-Lived Assets Held For Use and Long-Lived Assets To Be Disposed Of, page 21

1.	We have reviewed your response to prior comment 2 from our comment letter dated December 19, 2007. Please revise your disclosure to clarify that your completed inventory is carried at the lower of cost or fair value less cost to sell. In addition, please disclose how you determine the amount recognized as the cost to sell.

In response to the Staff’s comment, we will revise our future disclosures to clarify that our completed inventory is carried at the lower of cost or fair value, less costs to sell. Furthermore, we will disclose in future filings that our estimated selling costs are based on our recent experience, which ranges from 5%-7% of estimated sales prices and includes selling commissions, sales, marketing and closing costs.

Financial Statements

Note 1- Significant Accounting Policies, page 48

2.	Please separately disclose your accounting policies for the impairment of long lived assets held for use and long-lived assets to be disposed of.

In response to the Staff’s comment, we will separately disclose in future filings our accounting policies for the impairment of long lived assets held for use and long-lived assets to be disposed of.

Note 2- Segment Information, page 60

3.	We have reviewed your response to prior comment 4 from our comment letter dated December 19, 2007. Please continue to assess the materiality of your operations in the Northeast and Mid-Atlantic in the future. To the extent sales and/or gross profits begin to materially impact your results of operations, we reiterate the need to provide disaggregated market information in your MD&A discussion so that readers may better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about the company as a whole.

In response to the Staff’s comment, we will continue to assess the materiality of our operations in the Northeast and Mid-Atlantic. To the extent sales and/or gross profits materially impact our results of operations in the future, we will provide disaggregated market information in our MD&A.

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters. Please contact me with any questions regarding these responses.

Sincerely,

/s/ Ernest J. Scheidemann
Ernest J. Scheidemann Vice President, Treasurer and Chief Financial Officer